

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-Mail
Justin Renz
Executive Vice President and Chief Financial Officer
Zalicus, Inc.
245 First Street, Third Floor
Cambridge, MA 02142

> **Re: Zalicus, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 8, 2014**
> **File No. 333-195818**

Dear Mr. Renz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements with respect to both Zalicus and EPIRUS as required by Rule 3-12 and Rule 8-08 of Regulation S-X.

Where You Can Find More Information, page 229

2. Based on the number of shares held by non-affiliates as reported in your most recent Form 10-K and the market price of your common stock over the most recent sixty days, you do not appear to meet the requirements for incorporation by reference under General Instruction B.1 of Form S-4. As such, please revise Form S-4 to include all of the information required by Item 14 of Form S-4. In the alternative, provide your analysis as to how you meet the requirements for incorporation by reference in Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Danielle M. Lauzon, Esq.
        Goodwin Procter LLP
        53 State Street
        Boston, MA 02109